FINANCIAL SUMMARY

FY2013

(April 1, 2012 through March 31, 2013)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2013 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the

United States of America)

English translation from the original Japanese-language document

May 8, 2013

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Tetsuya Otake, Managing Officer Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 14, 2013
Payment date of cash dividends	:	June 17, 2013
Filing date of financial statements	:	June 24, 2013
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2013 (April 1, 2012 through March 31, 2013)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2013	22,064,192	18.7	1,320,888	271.4	1,403,649	224.3	962,163	239.3
FY2012	18,583,653	-2.2	355,627	-24.1	432,873	-23.2	283,559	-30.5

Note:  Comprehensive income    FY2013    1,934,156 million yen (466.0%),    FY2012    341,694 million yen (128.2%)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2013	303.82	303.78	8.5	4.2	6.0
FY2012	90.21	90.20	2.7	1.4	1.9

Reference:  Equity in earnings of affiliated companies    FY2013    231,519 million yen,    FY2012    197,701 million yen

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2013	35,483,317	12,772,856	12,148,035	34.2	3,835.30
FY2012	30,650,965	11,066,478	10,550,261	34.4	3,331.51

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2013	2,451,316	-3,027,312	477,242	1,718,297
FY2012	1,452,435	-1,442,658	-355,347	1,679,200

2.	Cash dividends

	Annual cash dividends per share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
FY2012	—	20.00	—	30.00	50.00	157,718	55.6	1.5
FY2013	—	30.00	—	60.00	90.00	285,050	29.6	2.5
FY2014 (forecast)	—	—	—	—	—		—

3.	Forecast of consolidated results for FY2014 (April 1, 2013 through March 31, 2014)

	(% of change from FY2013)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2014	23,500,000	6.5	1,800,000	36.3	1,890,000	34.6	1,370,000	42.4	432.53

Notes

(1)	Changes in significant subsidiaries during FY2013

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2013

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: none

Note: For more details, please see page 15 “(6) Summary of Significant Accounting Policies”.

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):
FY2013 3,447,997,492 shares, FY2012 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year: FY2013 280,568,824 shares, FY2012 281,187,739 shares

(iii)	Average number of shares issued and outstanding in each fiscal year: FY2013 3,166,908,832 shares, FY2012 3,143,470,129 shares

Reference: Overview of the Unconsolidated Financial Results

FY2013 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated results for FY2013 (April 1, 2012 through March 31, 2013)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2013	9,755,964	18.4	242,133	—	856,185	—	697,760	—
FY2012	8,241,176	-0.0	-439,805	—	23,098	—	35,844	-32.1

	Net income per share – Basic		Net income per share – Diluted
	Yen		Yen
FY2013	220.33		220.31
FY2012	11.40		11.40

(2) Unconsolidated financial position
	Total assets		Net assets		Equity ratio		Net assets per share
	Million yen		Million yen		%		Yen
FY2013	11,234,794		7,446,372		66.2		2,347.91
FY2012	10,612,765		6,634,666		62.4		2,091.65

Reference: Equity at the end of FY2013: 7,436,846 million yen, Equity at the end of FY2012: 6,623,868 million yen

2.	Forecast of unconsolidated results for FY2014 (April 1, 2013 through March 31, 2014)

	(% of change from FY2013)
	Net revenues		Operating income		Ordinary income		Net income		Net income per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2014	9,800,000	0.5	600,000	147.8	1,210,000	41.3	990,000	41.9	312.56

Information Regarding the Audit Procedures

At the time of disclosure of this report, the procedures for audit of financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political and economic instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with accounting principles generally accepted in the United States of America.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Financial Results and Position

(1) Consolidated Financial Results for FY2013

Financial Results

Reviewing FY2013, the world economy has seen ongoing gradual recovery in the U.S. mainly due to increasing personal consumption. Meanwhile, the European economy has continued to move sluggishly mainly due to the sovereign debt crisis, and the pace of economic expansion in emerging countries has slowed down. The Japanese economy is gradually showing movements of picking up, while weakness can be seen in some areas.

For the automobile industry, markets have progressed in a steady manner, especially in the U.S. and emerging countries such as Asia. The demand for products with advanced green technology has remained strong throughout all markets worldwide.

Under these conditions, consolidated vehicle sales in Japan and overseas increased by 1,519 thousand units, or 20.7%, to 8,871 thousand units in FY2013 compared with FY2012 (April 1, 2011 through March 31, 2012). Vehicle sales in Japan increased by 208 thousand units, or 10.0%, to 2,279 thousand units in FY2013 compared with FY2012, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. Toyota and Lexus brands’ market share excluding mini-vehicles was 48.4%, representing a record high, and market share (including Daihatsu and Hino brands) including mini-vehicles remained at a high level of 44.3% following FY2012. Meanwhile, overseas vehicle sales increased by 1,311 thousand units, or 24.8%, to 6,592 thousand units in FY2013 compared with FY2012, because of the sales expansion in every region.

As for the results of operations, net revenues increased by 3,480.5 billion yen, or 18.7%, to 22,064.1 billion yen in FY2013 compared with FY2012, and operating income increased by 965.2 billion yen, or 271.4%, to 1,320.8 billion yen in FY2013 compared with FY2012. Among the factors contributing to an increase in operating income were the effects of marketing efforts of 650.0 billion yen, cost reduction efforts of 450.0 billion yen, the effects of changes in exchange rates of 150.0 billion yen, and other factors of 15.2 billion yen. On the other hand, factors contributing to a decrease in operating income primarily included an increase in expense of 300.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 970.7 billion yen, or 224.3%, to 1,403.6 billion yen in FY2013 compared with FY2012. Net income attributable to Toyota Motor Corporation increased by 678.6 billion yen, or 239.3%, to 962.1 billion yen in FY2013 compared with FY2012.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 3,424.5 billion yen, or 20.2%, to 20,419.1 billion yen in FY2013 compared with FY2012, and operating income increased by 923.0 billion yen to 944.7 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 70.3 billion yen, or 6.4%, to 1,170.6 billion yen in FY2013 compared with FY2012, and operating income increased by 9.3 billion yen, or 3.1%, to 315.8 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in financing volume.

(iii) All other:

Net revenues for all other businesses increased by 17.5 billion yen, or 1.7%, to 1,066.4 billion yen in FY2013 compared with FY2012, and operating income increased by 11.5 billion yen, or 27.5%, to 53.6 billion yen in FY2013 compared with FY2012.

Geographic Information

(i) Japan:

Net revenues in Japan increased by 1,653.6 billion yen, or 14.8%, to 12,821.0 billion yen in FY2013 compared with FY2012, and operating income increased by 783.3 billion yen to 576.3 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales, cost reduction efforts and the effects of changes in exchange rates.

(ii) North America:

Net revenues in North America increased by 1,532.5 billion yen, or 32.3%, to 6,284.4 billion yen in FY2013 compared with FY2012, and operating income increased by 35.5 billion yen, or 19.1%, to 221.9 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(iii) Europe:

Net revenues in Europe increased by 89.1 billion yen, or 4.5%, to 2,083.1 billion yen in FY2013 compared with FY2012, and operating income increased by 8.6 billion yen, or 48.7%, to 26.4 billion yen in FY2013 compared with FY2012.

(iv) Asia:

Net revenues in Asia increased by 1,051.2 billion yen, or 31.5%, to 4,385.4 billion yen in FY2013 compared with FY2012, and operating income increased by 119.2 billion yen, or 46.4%, to 376.0 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions increased by 334.0 billion yen, or 19.0%, to 2,094.2 billion yen in FY2013 compared with FY2012, and operating income increased by 24.9 billion yen, or 22.9%, to 133.7 billion yen in FY2013 compared with FY2012. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Financial Position for FY2013

Cash flows from operating activities resulted in an increase in cash by 2,451.3 billion yen in FY2013. Net cash provided by operating activities increased by 998.8 billion yen from 1,452.4 billion yen in FY2012. Cash flows from investing activities resulted in a decrease in cash by 3,027.3 billion yen in FY2013. Net cash used in investing activities increased by 1,584.6 billion yen from 1,442.6 billion yen in FY2012. Cash flows from financing activities resulted in an increase in cash by 477.2 billion yen in FY2013. Net cash provided by financing activities increased by 832.5 billion yen compared with 355.3 billion yen net cash used in FY2012. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 39.0 billion yen, or 2.3%, to 1,718.2 billion yen at the end of FY2013 compared with the end of FY2012.

Regarding the consolidated cash flows by segment for FY2013, in non-financial services business, net cash provided by operating activities was 1,996.2 billion yen, net cash used in investing activities was 1,524.0 billion yen and net cash used in financing activities was 542.1 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 667.0 billion yen, net cash used in investing activities was 1,758.2 billion yen and net cash provided by financing activities was 1,062.3 billion yen.

(3) Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2013

Toyota Motor Corporation (“TMC”) deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value.

TMC will strive to continue to pay stable dividends with a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, with respect to the dividends for FY2013, TMC plans to propose a year-end dividend of 60 yen per share, and an annual dividend of 90 yen per share, combined with the interim dividend of 30 yen per share.

TMC pays dividends twice a year – an interim dividend and a year-end dividend – and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the 109th Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors. In FY2013, TMC did not repurchase its own shares, excluding shares constituting less than one unit that were purchased by TMC upon request.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(4) Forecast of Consolidated Financial Results for FY2014

As for our future business environment, the world economy is expected to benefit from ongoing moderate recovery in the U.S. and a pickup in the pace of economic expansion in emerging countries. Europe, meanwhile, still faces the risk of economic stagnation due to the sovereign debt crisis and other factors, though a gradual bottoming out is anticipated. The Japanese economy is expected to move gradually towards recovery supported by the effect of the policy package and monetary policy. However, slowing down of overseas economies is still downside risk of the Japanese economy. The automotive market is expected to see recovery in the U.S. and expansion in emerging countries. However, amid the change in market structure, as seen in the expansion and diversification of demand for eco-cars backed by rising environmental consciousness, fierce competition exists on a global scale.

Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2014 is set forth below. This forecast assumes average exchange rates through the fiscal year of 90 yen per US$1 and 120 yen per 1 euro.

Forecast of consolidated results for FY2014

Net revenues	23,500.0 billion yen	(an increase of 6.5% compared with FY2013)
Operating income	1,800.0 billion yen	(an increase of 36.3% compared with FY2013)
Income before income taxes and equity in earnings of affiliated companies	1,890.0 billion yen	(an increase of 34.6% compared with FY2013)
Net income attributable to Toyota Motor Corporation	1,370.0 billion yen	(an increase of 42.4% compared with FY2013)

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political and economic instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Management Policy

(1) Toyota’s Basic Management Policy

“Management Policy” has been omitted, as there were no significant changes from the matters disclosed in the “Financial Summary” for the fiscal year ended March 31, 2012 (released on May 9, 2012).

The aforementioned information is available on the following Web sites.

Toyota Web site:

http://www.toyota.co.jp

Tokyo Stock Exchange Group, Inc. Web site (listed company information page):

http://www.tse.or.jp/english/listing/index.html

(2) Medium- and Long-term Management Strategy

The Toyota group as a whole is responding to changes flexibly and is progressing steadily toward the realization of the Toyota Global Vision announced in March 2011. We will continue to review the structure for realizing sustainable growth and achieving competitiveness, and the Toyota group as a whole will make greater efforts to address the following:

First, we will further promote the “Toyota New Global Architecture,” the way we will fundamentally reconsider work procedures, in order to launch attractive products globally and in a timely manner. For the Toyota brand, we intend to plan and develop overwhelmingly competitive next-generation cars in advanced countries, and to develop and introduce good products at affordable price that are trusted by customers in various usage environments in emerging countries. For the Lexus brand, we intend to establish the image as a global premium brand that hails from Japan. Furthermore, we intend to bring competitive units promptly.

Second, we intend to flexibly overcome business and management environmental changes. We will promote new business such as environmental and energy solutions that will lead the next generation and make strategic preparations for future business activities in next emerging countries. To better implement these efforts, we intend to improve the foundations for speedy decision-making and encourage appropriate control of fixed costs.

Third, we intend to proceed with constant activities toward the achievement of sustainable growth. In addition to pursuing quality improvement, we intend to further strengthen our innovative cost-reduction and profit-improvement activities throughout the company and promote further human resource development for enhancement of our global competitiveness. Activities to improve business continuity in the event of large-scale disasters will also be promoted and established.

Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through providing “ever-better cars” that exceed customer expectations. This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2012 (April 1, 2011 through March 31, 2012)	FY2013 (April 1, 2012 through March 31, 2013)	Increase (Decrease)
Automotive	Japan	3,940,509	4,276,482	335,973
	North America	1,274,510	1,676,689	402,179
	Europe	383,287	368,930	(14,357)
	Asia	1,440,890	1,923,390	482,500
	Other	396,585	452,963	56,378

	Total	7,435,781	8,698,454	1,262,673

Other	Housing	5,351	5,612	261

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2012 (April 1, 2011 through March 31, 2012)	FY2013 (April 1, 2012 through March 31, 2013)	Increase (Decrease)
Automotive	Japan	2,070,799	2,278,796	207,997
	North America	1,872,423	2,468,804	596,381
	Europe	797,993	799,085	1,092
	Asia	1,326,829	1,683,578	356,749
	Other	1,283,885	1,640,401	356,516

	Total	7,351,929	8,870,664	1,518,735

Other	Housing	5,699	5,878	179

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Breakdown of Consolidated Net Revenues

		(Amount: million yen)
Business segment		FY2012 (April 1, 2011 through March 31, 2012)	FY2013 (April 1, 2012 through March 31, 2013)	Increase (Decrease)
Automotive	Vehicles	14,164,940	17,446,473	3,281,533
	Parts & components for overseas production	338,000	356,756	18,756
	Parts	1,532,219	1,577,690	45,471
	Other	929,219	997,843	68,624

	Total	16,964,378	20,378,762	3,414,384

Financial services	—	1,071,737	1,150,042	78,305

Other	Housing	150,543	149,097	(1,446)
	Telecommunications	46,924	48,444	1,520
	Other	350,071	337,847	(12,224)

	Total	547,538	535,388	(12,150)

Total		18,583,653	22,064,192	3,480,539

Note:	The amounts represent net revenues from external customers.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 (March 31, 2013)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,679,200	1,718,297	39,097
Time deposits	80,301	106,700	26,399
Marketable securities	1,181,070	1,445,663	264,593
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥13,004 million at March 31, 2012 and ¥15,875 million at March 31, 2013	1,999,827	1,971,659	(28,168)
Finance receivables, net	4,114,897	5,117,660	1,002,763
Other receivables	408,547	432,693	24,146
Inventories	1,622,282	1,715,786	93,504
Deferred income taxes	718,687	749,398	30,711
Prepaid expenses and other current assets	516,378	527,034	10,656

Total current assets	12,321,189	13,784,890	1,463,701

Noncurrent finance receivables, net	5,602,462	6,943,766	1,341,304
Investments and other assets:
Marketable securities and other securities investments	4,053,572	5,176,582	1,123,010
Affiliated companies	1,920,987	2,103,283	182,296
Employees receivables	56,524	53,741	(2,783)
Other	460,851	569,816	108,965

Total investments and other assets	6,491,934	7,903,422	1,411,488

Property, plant and equipment:
Land	1,243,261	1,303,611	60,350
Buildings	3,660,912	3,874,279	213,367
Machinery and equipment	9,094,399	9,716,180	621,781
Vehicles and equipment on operating leases	2,575,353	3,038,011	462,658
Construction in progress	275,357	291,539	16,182

Total property, plant and equipment, at cost	16,849,282	18,223,620	1,374,338

Less – Accumulated depreciation	(10,613,902)	(11,372,381)	(758,479)

Total property, plant and equipment, net	6,235,380	6,851,239	615,859

Total assets	30,650,965	35,483,317	4,832,352

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 (March 31, 2013)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,450,649	4,089,528	638,879
Current portion of long-term debt	2,512,620	2,704,428	191,808
Accounts payable	2,242,583	2,113,778	(128,805)
Other payables	629,093	721,065	91,972
Accrued expenses	1,828,523	2,185,537	357,014
Income taxes payable	133,778	156,266	22,488
Other current liabilities	984,328	941,918	(42,410)

Total current liabilities	11,781,574	12,912,520	1,130,946

Long-term liabilities:
Long-term debt	6,042,277	7,337,824	1,295,547
Accrued pension and severance costs	708,402	766,112	57,710
Deferred income taxes	908,883	1,385,927	477,044
Other long-term liabilities	143,351	308,078	164,727

Total long-term liabilities	7,802,913	9,797,941	1,995,028

Total liabilities	19,584,487	22,710,461	3,125,974

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2012 and March 31, 2013 issued: 3,447,997,492 shares at March 31, 2012 and March 31, 2013	397,050	397,050	—
Additional paid-in capital	550,650	551,040	390
Retained earnings	11,917,074	12,689,206	772,132
Accumulated other comprehensive income (loss)	(1,178,833)	(356,123)	822,710
Treasury stock, at cost, 281,187,739 shares at March 31, 2012 and 280,568,824 shares at March 31, 2013	(1,135,680)	(1,133,138)	2,542

Total Toyota Motor Corporation shareholders’ equity	10,550,261	12,148,035	1,597,774

Noncontrolling interests	516,217	624,821	108,604

Total shareholders’ equity	11,066,478	12,772,856	1,706,378

Commitments and contingencies

Total liabilities and shareholders’ equity	30,650,965	35,483,317	4,832,352

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Amount: million yen)
	FY2012 (For the year ended March 31, 2012)	FY2013 (For the year ended March 31, 2013)	Increase (Decrease)
Net revenues:
Sales of products	17,511,916	20,914,150	3,402,234
Financing operations	1,071,737	1,150,042	78,305

Total net revenues	18,583,653	22,064,192	3,480,539

Costs and expenses:
Cost of products sold	15,795,918	18,010,569	2,214,651
Cost of financing operations	592,646	630,426	37,780
Selling, general and administrative	1,839,462	2,102,309	262,847

Total costs and expenses	18,228,026	20,743,304	2,515,278

Operating income	355,627	1,320,888	965,261

Other income (expense):
Interest and dividend income	99,865	98,673	(1,192)
Interest expense	(22,922)	(22,967)	(45)
Foreign exchange gain, net	37,105	5,551	(31,554)
Other income (loss), net	(36,802)	1,504	38,306

Total other income (expense)	77,246	82,761	5,515

Income before income taxes and equity in earnings of affiliated companies	432,873	1,403,649	970,776

Provision for income taxes	262,272	551,686	289,414
Equity in earnings of affiliated companies	197,701	231,519	33,818

Net income	368,302	1,083,482	715,180

Less: Net income attributable to noncontrolling interests	(84,743)	(121,319)	(36,576)

Net income attributable to Toyota Motor Corporation	283,559	962,163	678,604

	(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	90.21	303.82	213.61
Diluted	90.20	303.78	213.58

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2012 (For the year ended March 31, 2012)	FY2013 (For the year ended March 31, 2013)	Increase (Decrease)
Net income	368,302	1,083,482	715,180
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(93,292)	461,754	555,046
Unrealized gains (losses) on securities, net of reclassification adjustments	131,794	374,209	242,415
Pension liability adjustments	(65,110)	14,711	79,821

Total other comprehensive income (loss)	(26,608)	850,674	877,282

Comprehensive income	341,694	1,934,156	1,592,462

Less: Comprehensive income attributable to noncontrolling interests	(85,744)	(149,283)	(63,539)

Comprehensive income attributable to Toyota Motor Corporation	255,950	1,784,873	1,528,923

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Shareholders’ Equity

	(Amount: million yen)
	FY2012 (For the year ended March 31, 2012)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

Equity transaction with noncontrolling interests and other		43,311	(45,365)	(6,503)	125,819	117,262	(119,824)	(2,562)
Issuance during the year		1,483				1,483		1,483
Comprehensive income:
Net income			283,559			283,559	84,743	368,302
Other comprehensive income (loss)
Foreign currency translation adjustments				(87,729)		(87,729)	(5,563)	(93,292)
Unrealized gains (losses) on securities, net of reclassification adjustments				129,328		129,328	2,466	131,794
Pension liability adjustments				(69,208)		(69,208)	4,098	(65,110)

Total comprehensive income						255,950	85,744	341,694

Dividends paid to Toyota Motor Corporation shareholders			(156,785)			(156,785)		(156,785)
Dividends paid to noncontrolling interests							(37,356)	(37,356)
Purchase and reissuance of common stock		96			(116)	(20)		(20)

Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

	(Amount: million yen)
	FY2013 (For the year ended March 31, 2013)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

Equity transaction with noncontrolling interests and other		675				675	4,961	5,636
Issuance during the year
Comprehensive income:
Net income			962,163			962,163	121,319	1,083,482
Other comprehensive income (loss)
Foreign currency translation adjustments				434,638		434,638	27,116	461,754
Unrealized gains (losses) on securities, net of reclassification adjustments				368,507		368,507	5,702	374,209
Pension liability adjustments				19,565		19,565	(4,854)	14,711

Total comprehensive income						1,784,873	149,283	1,934,156

Dividends paid to Toyota Motor Corporation shareholders			(190,008)			(190,008)		(190,008)
Dividends paid to noncontrolling interests							(45,640)	(45,640)
Purchase and reissuance of common stock		(285)	(23)		2,542	2,234		2,234

Balances at March 31, 2013	397,050	551,040	12,689,206	(356,123)	(1,133,138)	12,148,035	624,821	12,772,856

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(4) Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2012 (For the year ended March 31, 2012)	FY2013 (For the year ended March 31, 2013)
Cash flows from operating activities:
Net income	368,302	1,083,482
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,067,830	1,105,109
Provision for doubtful accounts and credit losses	9,623	27,367
Pension and severance costs, less payments	16,711	(20,429)
Losses on disposal of fixed assets	33,528	32,221
Unrealized losses on available-for-sale securities, net	53,831	2,104
Deferred income taxes	6,395	160,008
Equity in earnings of affiliated companies	(197,701)	(231,519)
Changes in operating assets and liabilities, and other	93,916	292,973

Net cash provided by operating activities	1,452,435	2,451,316

Cash flows from investing activities:
Additions to finance receivables	(8,333,248)	(10,004,928)
Collection of and proceeds from sales of finance receivables	8,061,710	9,102,856
Additions to fixed assets excluding equipment leased to others	(723,537)	(854,561)
Additions to equipment leased to others	(808,545)	(1,119,591)
Proceeds from sales of fixed assets excluding equipment leased to others	36,633	39,191
Proceeds from sales of equipment leased to others	431,313	533,441
Purchases of marketable securities and security investments	(3,173,634)	(3,412,423)
Proceeds from sales of and maturity of marketable securities and security investments	2,856,825	2,669,091
Payment for additional investments in affiliated companies, net of cash acquired	(147)	16,216
Changes in investments and other assets, and other	209,972	3,396

Net cash used in investing activities	(1,442,658)	(3,027,312)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,394,807	3,191,223
Payments of long-term debt	(2,867,572)	(2,682,136)
Increase in short-term borrowings	311,651	201,261
Dividends paid	(156,785)	(190,008)
Purchase of common stock, and other	(37,448)	(43,098)

Net cash provided by (used in) financing activities	(355,347)	477,242

Effect of exchange rate changes on cash and cash equivalents	(55,939)	137,851

Net increase (decrease) in cash and cash equivalents	(401,509)	39,097

Cash and cash equivalents at beginning of year	2,080,709	1,679,200

Cash and cash equivalents at end of year	1,679,200	1,718,297

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(5) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 25, 2012). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the fiscal year ended March 31, 2013. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(7) Segment Information

(i) Segment Operating Results and Assets

FY2012 (As of and for the year ended March 31, 2012)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	16,964,378	1,071,737	547,538	—	18,583,653
Inter-segment sales and transfers	30,168	28,587	501,377	(560,132)	—

Total	16,994,546	1,100,324	1,048,915	(560,132)	18,583,653
Operating expenses	16,972,863	793,886	1,006,853	(545,576)	18,228,026

Operating income	21,683	306,438	42,062	(14,556)	355,627

Assets	12,261,814	13,172,548	1,161,224	4,055,379	30,650,965

Investment in equity method investees	1,877,720	3,887	4,765	27,757	1,914,129

Depreciation expenses	744,067	298,757	25,006	—	1,067,830

Capital expenditure	796,839	683,161	35,340	16,742	1,532,082

FY2013 (As of and for the year ended March 31, 2013)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	20,378,762	1,150,042	535,388	—	22,064,192
Inter-segment sales and transfers	40,338	20,628	531,073	(592,039)	—

Total	20,419,100	1,170,670	1,066,461	(592,039)	22,064,192
Operating expenses	19,474,396	854,850	1,012,845	(598,787)	20,743,304

Operating income	944,704	315,820	53,616	6,748	1,320,888

Assets	13,179,741	16,231,473	1,310,115	4,761,988	35,483,317

Investment in equity method investees	2,033,040	4,925	6,968	57,651	2,102,584

Depreciation expenses	745,880	336,528	22,701	—	1,105,109

Capital expenditure	937,695	1,005,326	29,286	1,845	1,974,152

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2012 and FY2013 are 4,749,259 million yen and 5,599,970 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 (March 31, 2013)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	1,104,636	1,107,409	2,773
Marketable securities	1,015,626	1,204,447	188,821
Trade accounts and notes receivable, less allowance for doubtful accounts	2,031,472	2,033,831	2,359
Inventories	1,622,154	1,715,634	93,480
Prepaid expenses and other current assets	1,464,124	1,597,514	133,390

Total current assets	7,238,012	7,658,835	420,823

Investments and other assets	6,218,377	7,462,767	1,244,390
Property, plant and equipment	4,510,716	4,741,357	230,641

Total assets	17,967,105	19,862,959	1,895,854

(Financial services)
Current assets:
Cash and cash equivalents	574,564	610,888	36,324
Marketable securities	165,444	241,216	75,772
Finance receivables, net	4,114,897	5,117,660	1,002,763
Prepaid expenses and other current assets	685,611	693,036	7,425

Total current assets	5,540,516	6,662,800	1,122,284

Noncurrent finance receivables, net	5,602,462	6,943,766	1,341,304
Investments and other assets	304,906	515,025	210,119
Property, plant and equipment	1,724,664	2,109,882	385,218

Total assets	13,172,548	16,231,473	3,058,925

(Elimination)
Elimination of assets	(488,688)	(611,115)	(122,427)
(Consolidated)

Total assets	30,650,965	35,483,317	4,832,352

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 (March 31, 2013)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	715,019	576,685	(138,334)
Current portion of long-term debt	339,441	185,582	(153,859)
Accounts payable	2,234,316	2,092,722	(141,594)
Accrued expenses	1,737,490	2,092,102	354,612
Income taxes payable	123,344	140,935	17,591
Other current liabilities	1,175,801	1,186,870	11,069

Total current liabilities	6,325,411	6,274,896	(50,515)

Long-term liabilities:
Long-term debt	503,070	521,428	18,358
Accrued pension and severance costs	700,211	754,360	54,149
Other long-term liabilities	531,982	969,668	437,686

Total long-term liabilities	1,735,263	2,245,456	510,193

Total liabilities	8,060,674	8,520,352	459,678

(Financial services)
Current liabilities:
Short-term borrowings	3,040,373	3,861,699	821,326
Current portion of long-term debt	2,218,526	2,538,249	319,723
Accounts payable	27,095	37,655	10,560
Accrued expenses	96,247	105,901	9,654
Income taxes payable	10,434	15,331	4,897
Other current liabilities	536,291	632,025	95,734

Total current liabilities	5,928,966	7,190,860	1,261,894

Long-term liabilities:
Long-term debt	5,555,112	6,876,849	1,321,737
Accrued pension and severance costs	8,191	11,752	3,561
Other long-term liabilities	520,252	724,337	204,085

Total long-term liabilities	6,083,555	7,612,938	1,529,383

Total liabilities	12,012,521	14,803,798	2,791,277

(Elimination) Elimination of liabilities	(488,708)	(613,689)	(124,981)

(Consolidated) Total liabilities	19,584,487	22,710,461	3,125,974

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	10,550,261	12,148,035	1,597,774

(Consolidated) Noncontrolling interests	516,217	624,821	108,604

(Consolidated) Total shareholders’ equity	11,066,478	12,772,856	1,706,378

(Consolidated) Total liabilities and shareholders’ equity	30,650,965	35,483,317	4,832,352

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Amount: million yen)
	FY2012 (For the year ended March 31, 2012)	FY2013 (For the year ended March 31, 2013)	Increase (Decrease)
(Non-financial services)
Net revenues	17,534,872	20,943,634	3,408,762
Costs and expenses:	17,473,634	19,934,253	2,460,619
Cost of revenues	15,796,635	18,034,256	2,237,621
Selling, general and administrative	1,676,999	1,899,997	222,998

Operating income	61,238	1,009,381	948,143

Other income (expense), net	69,935	79,837	9,902

Income before income taxes and equity in earnings of affiliated companies	131,173	1,089,218	958,045

Provision for income taxes	141,558	436,223	294,665
Equity in earnings of affiliated companies	196,544	230,078	33,534

Net income	186,159	883,073	696,914

Less: Net income attributable to noncontrolling interests	(82,181)	(119,359)	(37,178)

Net income attributable to Toyota Motor Corporation	103,978	763,714	659,736

(Financial services)
Net revenues	1,100,324	1,170,670	70,346
Costs and expenses:	793,886	854,850	60,964
Cost of revenues	615,563	633,306	17,743
Selling, general and administrative	178,323	221,544	43,221

Operating income	306,438	315,820	9,382

Other income (expense), net	(4,679)	(970)	3,709

Income before income taxes and equity in earnings of affiliated companies	301,759	314,850	13,091

Provision for income taxes	120,725	116,033	(4,692)
Equity in earnings of affiliated companies	1,157	1,441	284

Net income	182,191	200,258	18,067

Less: Net income attributable to noncontrolling interests	(2,566)	(1,961)	605

Net income attributable to Toyota Motor Corporation	179,625	198,297	18,672

(Elimination)
Elimination of net income attributable to Toyota Motor Corporation	(44)	152	196

(Consolidated)
Net income attributable to Toyota Motor Corporation	283,559	962,163	678,604

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Amount: million yen)
	FY2012 (For the year ended March 31, 2012)	FY2013 (For the year ended March 31, 2013)
(Non-financial services)
Cash flows from operating activities:
Net income	186,159	883,073
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	769,073	768,581
Provision for doubtful accounts	5,843	1,745
Pension and severance costs, less payments	15,410	(23,514)
Losses on disposal of fixed assets	33,448	32,005
Unrealized losses on available-for-sale securities, net	53,831	2,104
Deferred income taxes	(82,792)	89,834
Equity in earnings of affiliated companies	(196,544)	(230,078)
Changes in operating assets and liabilities, and other	182,931	472,514

Net cash provided by operating activities	967,359	1,996,264

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(713,867)	(839,756)
Additions to equipment leased to others	(135,054)	(129,070)
Proceeds from sales of fixed assets excluding equipment leased to others	36,203	38,051
Proceeds from sales of equipment leased to others	20,689	68,571
Purchases of marketable securities and security investments	(2,565,772)	(2,980,821)
Proceeds from sales of and maturity of marketable securities and security investments	2,227,812	2,285,566
Payment for additional investments in affiliated companies, net of cash acquired	(147)	16,216
Changes in investments and other assets, and other	213,957	17,206

Net cash used in investing activities	(916,179)	(1,524,037)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	39,803	182,114
Payments of long-term debt	(294,646)	(328,380)
Increase (decrease) in short-term borrowings	238,072	(162,782)
Dividends paid	(156,785)	(190,008)
Purchase of common stock, and other	(37,448)	(43,098)

Net cash used in financing activities	(211,004)	(542,154)

Effect of exchange rate changes on cash and cash equivalents	(36,093)	72,700

Net increase (decrease) in cash and cash equivalents	(195,917)	2,773

Cash and cash equivalents at beginning of year	1,300,553	1,104,636

Cash and cash equivalents at end of year	1,104,636	1,107,409

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2012 (For the year ended March 31, 2012)	FY2013 (For the year ended March 31, 2013)
(Financial services)
Cash flows from operating activities:
Net income	182,191	200,258
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	298,757	336,528
Provision for doubtful accounts and credit losses	3,780	25,622
Pension and severance costs, less payments	1,301	3,085
Losses on disposal of fixed assets	80	216
Deferred income taxes	89,199	70,743
Equity in earnings of affiliated companies	(1,157)	(1,441)
Changes in operating assets and liabilities, and other	(73,020)	32,066

Net cash provided by operating activities	501,131	667,077

Cash flows from investing activities:
Additions to finance receivables	(13,455,792)	(16,877,678)
Collection of and proceeds from sales of finance receivables	13,168,058	15,784,681
Additions to fixed assets excluding equipment leased to others	(9,670)	(14,805)
Additions to equipment leased to others	(673,491)	(990,521)
Proceeds from sales of fixed assets excluding equipment leased to others	430	1,140
Proceeds from sales of equipment leased to others	410,624	464,870
Purchases of marketable securities and security investments	(607,862)	(431,602)
Proceeds from sales of and maturity of marketable securities and security investments	629,013	383,525
Changes in investments and other assets, and other	(12,206)	(77,848)

Net cash used in investing activities	(550,896)	(1,758,238)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,379,152	3,089,484
Payments of long-term debt	(2,608,135)	(2,415,566)
Increase in short-term borrowings	93,002	388,416

Net cash provided by (used in) financing activities	(135,981)	1,062,334

Effect of exchange rate changes on cash and cash equivalents	(19,846)	65,151

Net increase (decrease) in cash and cash equivalents	(205,592)	36,324

Cash and cash equivalents at beginning of year	780,156	574,564

Cash and cash equivalents at end of year	574,564	610,888

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(55,939)	137,851

Net increase (decrease) in cash and cash equivalents	(401,509)	39,097

Cash and cash equivalents at beginning of year	2,080,709	1,679,200

Cash and cash equivalents at end of year	1,679,200	1,718,297

Note:	In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(iii) Geographic Information

FY2012 (As of and for the year ended March 31, 2012)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	7,293,804	4,644,348	1,917,408	3,116,849	1,611,244	—	18,583,653
Inter-segment sales and transfers	3,873,515	107,538	76,538	217,425	148,931	(4,423,947)	—

Total	11,167,319	4,751,886	1,993,946	3,334,274	1,760,175	(4,423,947)	18,583,653
Operating expenses	11,374,359	4,565,477	1,976,150	3,077,484	1,651,361	(4,416,805)	18,228,026

Operating income (loss)	(207,040)	186,409	17,796	256,790	108,814	(7,142)	355,627

Assets	12,034,423	9,693,232	1,960,532	2,433,312	2,175,493	2,353,973	30,650,965

FY2013 (As of and for the year ended March 31, 2013)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	7,910,456	6,167,821	2,003,113	4,058,629	1,924,173	—	22,064,192
Inter-segment sales and transfers	4,910,562	116,604	80,000	326,847	170,092	(5,604,105)	—

Total	12,821,018	6,284,425	2,083,113	4,385,476	2,094,265	(5,604,105)	22,064,192
Operating expenses	12,244,683	6,062,500	2,056,651	4,009,421	1,960,521	(5,590,472)	20,743,304

Operating income	576,335	221,925	26,462	376,055	133,744	(13,633)	1,320,888

Assets	12,296,731	11,841,471	2,199,256	3,305,319	2,616,164	3,224,376	35,483,317

Note:	1.	Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2012 and FY2013 are 4,749,259 million yen and 5,599,970 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.
	2.	“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(iv) Overseas Sales

FY2012 (For the year ended March 31, 2012)

	(Amount: million yen)
	North America	Europe	Asia	Other	Total
Overseas sales	4,715,804	1,817,944	3,284,392	3,103,383	12,921,523

Consolidated sales	—	—	—	—	18,583,653

Ratio of overseas sales to consolidated sales	%	%	%	%	%
	25.4	9.8	17.6	16.7	69.5

FY2013 (For the year ended March 31, 2013)

	(Amount: million yen)
	North America	Europe	Asia	Other	Total
Overseas sales	6,790,453	1,901,118	3,940,175	3,929,775	16,561,521

Consolidated sales	—	—	—	—	22,064,192

Ratio of overseas sales to consolidated sales	%	%	%	%	%
	30.8	8.6	17.9	17.8	75.1

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

6.	Unconsolidated Financial Statements

(1) Balance Sheets

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 (March 31, 2013)
Assets
Current assets
Cash and deposits	163,720	116,338
Trade accounts receivable	1,026,650	943,100
Marketable securities	1,239,157	1,283,074
Finished goods	154,854	153,710
Work in process	74,323	75,865
Raw materials and supplies	103,290	94,046
Income taxes receivable	20,391	—
Short-term loans	494,649	590,702
Deferred tax assets	404,802	409,157
Others	631,088	535,817
Less: allowance for doubtful accounts	(2,300)	(1,200)

Total current assets	4,310,629	4,200,612

Fixed assets
Property, plant and equipment
Buildings, net	356,071	359,978
Structures, net	40,574	39,386
Machinery and equipment, net	187,782	157,647
Vehicle and delivery equipment, net	17,255	16,055
Tools, furniture and fixtures, net	61,914	59,084
Land	384,136	400,979
Construction in progress	82,878	77,086

Total property, plant and equipment	1,130,612	1,110,218

Investments and other assets
Investments in securities	2,752,772	3,646,313
Investments in subsidiaries and affiliates	1,965,714	1,997,683
Long-term loans	199,730	165,041
Deferred tax assets	136,183	—
Others	138,823	136,525
Less: allowance for doubtful accounts	(21,700)	(21,600)

Total investments and other assets	5,171,524	5,923,964

Total fixed assets	6,302,136	7,034,182

Total assets	10,612,765	11,234,794

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 (March 31, 2013)
Liabilities
Current liabilities
Trade notes payable	39	38
Electronically recorded obligations-operating	279,916	253,421
Trade accounts payable	823,201	657,344
Short-term borrowings	160,000	20,000
Current portion of long-term borrowings	65,000	5,703
Current portion of bonds	150,000	120,000
Other payables	322,054	341,517
Income taxes payable	—	9,993
Accrued expenses	794,039	934,724
Deposits received	663,112	641,141
Others	44,965	60,820

Total current liabilities	3,302,328	3,044,704

Long-term liabilities
Bonds	380,000	340,000
Long-term borrowings	9,982	—
Allowance for retirement benefits	273,356	277,999
Deferred tax liabilities	—	114,276
Others	12,431	11,441

Total long-term liabilities	675,770	743,717

Total liabilities	3,978,099	3,788,422

Net assets
Shareholders’ equity
Common stock	397,049	397,049
Capital surplus
Capital reserve	416,970	416,970
Other capital surplus	—	—

Total capital surplus	416,970	416,970

Retained earnings
Legal reserve	99,454	99,454
Other retained earnings
Reserve for special depreciation	885	1,627
Reserve for reduction of acquisition cost of fixed assets	9,641	9,633
General reserve	6,340,926	6,340,926
Retained earnings carried forward	148,968	655,963

Total retained earnings	6,599,875	7,107,604

Less: treasury stock	(1,152,142)	(1,149,599)

Total shareholders’ equity	6,261,754	6,772,026

Valuation and translation adjustments
Net unrealized gains on other securities	362,114	664,820

Total valuation and translation adjustments	362,114	664,820

Stock acquisition rights	10,797	9,525

Total net assets	6,634,666	7,446,372

Total liabilities and net assets	10,612,765	11,234,794

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(2) Statements of Income

	(Amount: million yen)
	FY2012 (April 1, 2011 through March 31, 2012)	FY2013 (April 1, 2012 through March 31, 2013)
Net revenues	8,241,176	9,755,964
Cost of sales	7,742,254	8,459,467

Gross profit	498,922	1,296,497

Selling, general and administrative expenses	938,728	1,054,364

Operating income (loss)	(439,805)	242,133

Non-operating income
Interest income	30,752	28,175
Dividend income	475,206	511,139
Others	96,944	122,867

Total non-operating income	602,903	662,182

Non-operating expenses
Interest expenses	12,477	9,618
Others	127,521	38,511

Total non-operating expenses	139,999	48,130

Ordinary income	23,098	856,185

Income before income taxes	23,098	856,185

Income taxes – current	15,800	69,000
Income taxes – deferred	(28,546)	89,424

Total income taxes	(12,746)	158,424

Net income	35,844	697,760

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(3) Changes in Net Assets

	(Amount: million yen)
	FY2012 (April 1, 2011 through March 31, 2012)	FY2013 (April 1, 2012 through March 31, 2013)
Shareholders’ equity
Common stock
Balance at the beginning of current period	397,049	397,049

Balance at the end of current period	397,049	397,049

Capital surplus
Capital reserve
Balance at the beginning of current period	416,970	416,970

Balance at the end of current period	416,970	416,970

Other capital surplus
Balance at the beginning of current period	1,132	—
Changes of items during the period
Reissuance of common stock	(1,132)	—

Total changes of items during the period	(1,132)	—

Balance at the end of current period	—	—

Total capital surplus
Balance at the beginning of current period	418,103	416,970
Changes of items during the period
Reissuance of common stock	(1,132)	—

Total changes of items during the period	(1,132)	—

Balance at the end of current period	416,970	416,970

Retained earnings
Legal reserve
Balance at the beginning of current period	99,454	99,454

Balance at the end of current period	99,454	99,454

Other retained earnings
Reserve for special depreciation
Balance at the beginning of current period	1,194	885
Changes of items during the period
Appropriation to reserve for special depreciation	125	1,117
Reversal of reserve for special depreciation	(434)	(374)

Total changes of items during the period	(308)	742

Balance at the end of current period	885	1,627

Reserve for reduction of acquisition cost of fixed assets
Balance at the beginning of current period	8,956	9,641
Changes of items during the period
Appropriation to reserve for reduction of acquisition cost of fixed assets	705	11
Reversal of reserve for reduction of acquisition cost of fixed assets	(21)	(19)

Total changes of items during the period	684	(8)

Balance at the end of current period	9,641	9,633

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	(Amount: million yen)
	FY2012 (April 1, 2011 through March 31, 2012)	FY2013 (April 1, 2012 through March 31, 2013)
General reserve
Balance at the beginning of current period	6,340,926	6,340,926

Balance at the end of current period	6,340,926	6,340,926

Retained earnings carried forward
Balance at the beginning of current period	316,890	148,968
Changes of items during the period
Appropriation to reserve for special depreciation	(125)	(1,117)
Reversal of reserve for special depreciation	434	374
Appropriation to reserve for reduction of acquisition cost of fixed assets	(705)	(11)
Reversal of reserve for reduction of acquisition cost of fixed assets	21	19
Dividends paid	(156,784)	(190,008)
Net income	35,844	697,760
Reissuance of common stock	(46,607)	(22)

Total changes of items during the period	(167,922)	506,994

Balance at the end of current period	148,968	655,963

Total retained earnings
Balance at the beginning of current period	6,767,422	6,599,875
Changes of items during the period
Appropriation to reserve for special depreciation	—	—
Reversal of reserve for special depreciation	—	—
Appropriation to reserve for reduction of acquisition cost of fixed assets	—	—
Reversal of reserve for reduction of acquisition cost of fixed assets	—	—
Dividends paid	(156,784)	(190,008)
Net income	35,844	697,760
Reissuance of common stock	(46,607)	(22)

Total changes of items during the period	(167,546)	507,729

Balance at the end of current period	6,599,875	7,107,604

Treasury stock
Balance at the beginning of current period	(1,279,668)	(1,152,142)
Changes of items during the period
Purchase of common stock	(115)	(100)
Reissuance of common stock	127,642	2,642

Total changes of items during the period	127,526	2,542

Balance at the end of current period	(1,152,142)	(1,149,599)

Total shareholders’ equity
Balance at the beginning of current period	6,302,907	6,261,754
Changes of items during the period
Dividends paid	(156,784)	(190,008)
Net income	35,844	697,760
Purchase of common stock	(115)	(100)
Reissuance of common stock	79,902	2,620

Total changes of items during the period	(41,152)	510,271

Balance at the end of current period	6,261,754	6,772,026

TOYOTA MOTOR CORPORATION    FY2013 Financial Summary

(Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	(Amount: million yen)
	FY2012 (April 1, 2011 through March 31, 2012)	FY2013 (April 1, 2012 through March 31, 2013)
Valuation and translation adjustments
Net unrealized gains on other securities
Balance at the beginning of current period	224,485	362,114
Changes of items during the period
Net changes of items other than shareholders’ equity	137,628	302,705

Total changes of items during the period	137,628	302,705

Balance at the end of current period	362,114	664,820

Total valuation and translation adjustments
Balance at the beginning of current period	224,485	362,114
Changes of items during the period
Net changes of items other than shareholders’ equity	137,628	302,705

Total changes of items during the period	137,628	302,705

Balance at the end of current period	362,114	664,820

Stock acquisition rights
Balance at the beginning of current period	11,006	10,797
Changes of items during the period
Net changes of items other than shareholders’ equity	(208)	(1,272)

Total changes of items during the period	(208)	(1,272)

Balance at the end of current period	10,797	9,525

Total net assets
Balance at the beginning of current period	6,538,399	6,634,666
Changes of items during the period
Dividends paid	(156,784)	(190,008)
Net income	35,844	697,760
Purchase of common stock	(115)	(100)
Reissuance of common stock	79,902	2,620
Net changes of items other than shareholders’ equity	137,420	301,433

Total changes of items during the period	96,267	811,705

Balance at the end of current period	6,634,666	7,446,372

(4) Going Concern Assumption

None